UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Final Amendment)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

 Radyne Corporation
(Name of Subject Company (Issuer))
Comtech TA Corp.
and
Comtech Telecommunications Corp.
(Names of Filing Persons (Offerors))

 Common Stock, $.001 par value per share
(Title of Class of Securities)

 750611402
(CUSIP Number of Class of Securities)

 Fred Kornberg
Chairman, Chief Executive Officer and President
Comtech Telecommunications Corp.
68 South Service Road, Suite 230
Melville, New York 11747
(631) 962-7000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Jeffrey W. Tindell, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$259,892,778	$10,213.79

*
Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The amount of the filing fee is calculated by multiplying the transaction value by 0.0000393. The transaction value was determined by multiplying the offer price of $11.50 per share by 22,599,372, the number of common stock, par value $.001 per share (“Shares”) of Radyne Corporation (“Radyne”) outstanding as of May 1, 2008, as represented by Radyne in the Merger Agreement, which Shares consist of (a) 18,808,528 shares issued and outstanding, and (b) 3,790,844 shares reserved for future issuance pursuant to Radyne stock options or stock incentive rights granted pursuant to Radyne stock option plans.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,213.79 Form or Registration No.: SC TO	Filing Party: Comtech TA Corp. and Comtech Telecommunications Corp. Date Filed: May 22, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 4 to Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 22, 2008 and amended on June 23, 2008, June 30, 2008, and July 14, 2008 (collectively, the “Schedule TO”) by Comtech TA Corp., a Delaware corporation (“Purchaser”), and Comtech Telecommunications Corp., a Delaware corporation (“Comtech”). This Amendment is being filed on behalf of Comtech and Purchaser.

The Schedule TO relates to the offer by Purchaser to purchase all issued and outstanding shares of common stock, par value $.001 per share (“Shares”), of Radyne Corporation, a Delaware corporation (“Radyne”), at a price of $11.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 22, 2008 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. You should read this Amendment together with the Schedule TO.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer, are hereby amended and supplemented as follows:

On August 1, 2008, Comtech announced that Purchaser successfully completed its tender offer to purchase all Shares of Radyne. The tender offer expired at 12:01 a.m., New York City time, on August 1, 2008.

According to the depositary for the offer, there were tendered and not withdrawn 17,360,213 Shares as of 12:01 a.m., New York City time, on August 1, 2008, and an additional 621,221 Shares were guaranteed to be delivered within the next three days.  These shares represent approximately 94.4% of the total outstanding Shares of Radyne.

The merger of Purchaser and Radyne was consummated effective as of 8:00 a.m., New York City time, on August 1, 2008 without a meeting of the stockholders of Radyne in accordance with Delaware's short-form merger statute. As a result of the merger, each remaining outstanding Share of Radyne was cancelled and converted into the right to receive $11.50 per Share, net to the seller in cash, without interest thereon and less any withholding taxes (other than any Shares held in the treasury of Radyne and each Share owned by Purchaser, Comtech or any direct or indirect wholly-owned subsidiary of Comtech or of Radyne or any shares held by Radyne stockholders that perfect their rights to appraisal in accordance with Delaware law).

The full text of the press release announcing the results of the Offer and the consummation of the merger is attached as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

“(a)(5)(E) Press Release issued by Comtech, dated August 1, 2008”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Comtech TA Corp.

By:	/s/ MICHAEL D. PORCELAIN
Name:	Michael D. Porcelain
Title:	Vice President, Secretary and Treasurer

Comtech Telecommunications Corp.

By:	/s/ FRED KORNBERG
Name:	Fred Kornberg
Title:	Chairman, Chief Executive Officer and President

Dated: August 1, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 22, 2008*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form*

(a)(1)(G)	Press release issued by Comtech, dated May 12, 2008 (incorporated by reference to Form 8-K filed by Comtech with the Securities and Exchange Commission on May 12, 2008)*

(a)(1)(H)	Form of summary advertisement, published May 22, 2008 in The New York Times*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Questions and Answers issued by Comtech, dated May 12, 2008 (incorporated by reference to Form 8-K filed by Comtech with the Securities and Exchange Commission on May 12, 2008)*

(a)(5)(B)	Press Release issued by Comtech, dated June 23, 2008*

(a)(5)(C)	Press Release issued by Comtech, dated June 30, 2008*

(a)(5)(D)	Press Release issued by Comtech, dated July 14, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Comtech with the SEC on July 14, 2008)*

(a)(5)(E)	Press Release issued by Comtech, dated August 1, 2008

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of May 10, 2008, by and among Radyne, Comtech and Comtech TA Corp.*

(d)(2)	Confidentiality Agreement, dated as of January 3, 2008, by and between Comtech and Radyne*

(d)(3)	Amendment to Agreement and Plan of Merger, dated as of July 11, 2008 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Comtech with the SEC on July 14, 2008)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed